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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          ENVIRONMENT ONE CORPORATION

                           (Name of Subject Company)

                          ENVIRONMENT ONE CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  294 056 106
                     (CUSIP Number of Class of Securities)

                                STEPHEN V. ARDIA
                    PRESIDENT, CEO AND CHAIRMAN OF THE BOARD
                               2773 BALLTOWN ROAD
                         NISKAYUNA, NEW YORK 12309-1090
                                 (315) 346-6161

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                    on Behalf of Person(s) Filing Statement)

                            ------------------------

                                    Copy to:
                             GEORGE J. GETMAN, ESQ.
                          BOND, SCHOENECK & KING, LLP
                               ONE LINCOLN CENTER
                         SYRACUSE, NEW YORK 13202-1355
                                 (315) 422-0121

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Environment One Corporation, a New York corporation (the "Company"), and the address of the principal offices of the Company is 2773 Balltown Road, Niskayuna, New York 12309-1090. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.10 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This statement relates to the tender offer by EOC Acquisition Corporation, a New York corporation (the "Purchaser"), a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("PCC"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 3, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at $15.25 per Share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

    The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger dated as of February 24, 1998 (the "Merger Agreement"), among the Company, the Purchaser and PCC. The Merger Agreement has been filed with the Securities and Exchange Commission as Exhibit 1 to this Schedule 14D-9.

    As set forth in the Schedule 14D-1, the address of the principal executive office of the Purchaser is c/o Precision Castparts Corp., 4650 SW Macadam Avenue, Suite 440, Portland, Oregon 97201.

ITEM 3. IDENTITY AND BACKGROUND

    a. The name and address of the Company, which is the person filing this statement, is set forth above under Item 1.

    b. Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no known actual or potential conflicts of interest between the Company or its affiliates and PCC or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH THE PURCHASER, PCC OR THEIR AFFILIATES.

    MERGER AGREEMENT.

    THE OFFER. The Merger Agreement provides that PCC will cause the Purchaser to commence, and the Purchaser will commence, the Offer to purchase all of the Shares for $15.25 per Share. The Merger Agreement specifies certain conditions for the Offer, including, among other things, the Minimum Condition (as defined below). Pursuant to the Merger Agreement, the Purchaser expressly reserves the right to change or waive any such condition, to increase the Offer Price, and to make any other changes in the terms and conditions of the Offer; provided however, that without the prior written consent of the Company, the Purchaser will not (i) decrease the Offer Price, (ii) change the Minimum Condition, (iii) decrease the number of Shares sought pursuant to the Offer, (iv) impose conditions in addition to the Offer Conditions (as defined below) or (v) otherwise amend the Offer in any manner adverse to the Company's stockholders. Notwithstanding the foregoing, the Purchaser may, without the Company's consent
(x) extend the Offer, if at the original Expiration Date (as defined in the Offer) the Minimum Condition or any of the Offer Conditions have not been satisfied or waived; (y) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC; or (z) extend the Offer for no more than ten (10) business days beyond the original Expiration Date in the event that the Offer Conditions have been satisfied but less than ninety percent (90%) of the Shares have been tendered pursuant to the Offer.

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    THE MERGER.  The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the New York Business Corporation Law ("NYBCL"), as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company (the "Merger") with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger will become effective at the time of filing of a certificate of merger, as required by the NYBCL (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by PCC, by the Purchaser or by any other direct or indirect subsidiary of PCC or of the Company, or held in the treasury of the Company, all of which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto) will be canceled and converted automatically into the right to receive an amount equal to the Offer Price in cash (the "Merger Consideration") net to the holder, without any interest thereon.

    STOCKHOLDERS MEETING. The Merger Agreement provides that the Company will, if required by applicable law, call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Merger and will prepare and file with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") a proxy statement with respect to the meeting of stockholders described above (the "Proxy Statement"). The Company has agreed in the Merger Agreement to use its best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff, and to keep PCC informed of all its correspondence with the SEC with respect to the Proxy Statement. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will recommend in the Proxy Statement that the Merger Agreement be approved.

    Notwithstanding any other provision in the Agreement, if PCC, the Purchaser, or any affiliate of either of them beneficially owns at least 90% of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Expiration Date, but in no event later than ten business days thereafter, without a meeting of the stockholders of the Company in accordance with Section 905 of the NYBCL.

    STOCK OPTIONS AND WARRANTS. The Merger Agreement provides that the Company will use its best efforts to enter into an agreement with each holder of an employee or director stock option or warrant to purchase Shares (in each case, an "Option" or "Warrant") that provides that, immediately after the date on which the Purchaser will have accepted for payment all Shares validly tendered and not withdrawn prior to the Expiration Date with respect to the Offer (the "Tender Offer Acceptance Date"), each Option or Warrant that is then outstanding, whether or not then exercisable or vested, will be canceled by the Company, and each holder of a canceled Option will be entitled to receive from the Purchaser, at the same time as payment for Shares is made by the Purchaser in connection with the Offer, in consideration for the cancellation of such Option or Warrant, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option or Warrant, whether or not then exercisable or vested, and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously applicable to such Option or Warrant, reduced by any applicable withholding. Alternatively, the Company may advance funds to one or more Option holders to permit such holders to exercise their Options (whether or not then exercisable or vested) and tender the Shares so acquired in the Offer.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company, relating to, among other things,
(i) the organization of the Company and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the SEC and the accuracy of the information contained therein,

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(vi) the accuracy of the information contained in documents filed with the SEC in connection with the Offer and the Merger, (vii) litigation, (viii) environmental matters, (ix) absence of material changes, and (x) taxes.

    In addition, the Merger Agreement contains representations and warranties by PCC, relating to, among other things, the organization and ownership of PCC and the Purchaser, their authority to enter into the Merger Agreement and their financial capability to purchase the Shares pursuant to the Offer.

    CONDUCT OF BUSINESS PENDING THE MERGER. In the Merger Agreement, the Company has agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement or with the prior written consent of PCC, the Company (a) will use its best efforts to (i) keep the business and organization of the Company intact, and (ii) carry on the business of the Company in its usual manner; (b) will not declare, pay, or set aside for payment any dividend or other distribution of money or property in respect of its capital stock; (c) will not issue any shares of its capital stock, or issue or sell any securities convertible into, or exchangeable for, or options, warrants to purchase, or rights to subscribe to, any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or repurchase, reacquire, cancel, or redeem any such shares; (d) will use its best efforts to ensure that
(A) it preserves and maintains in the ordinary course of business its assets, property and rights and that it will not encumber any of its material assets other than in connection with certain existing credit arrangements, (B) it will pay all debts when due in the usual course of business, (C) it will comply in all material respects with all applicable laws, and (D) it will maintain its insurance; (e) will not incur additional debt, incur or increase any obligation or liability, except in the ordinary and usual course of its business; and (f) will not make any payment to discharge or satisfy any lien or encumbrance or pay any obligation or liability (fixed or contingent) other than current liabilities or payments under its revolving credit facility made in the ordinary course of business and consistent with past practices.

    The Company has further agreed that, until the Effective Time, it will not, without the prior consent of PCC: (a) acquire any assets other than in the ordinary and usual course of its business and consistent with past practices;
(b) purchase or otherwise acquire, or agree to purchase or otherwise acquire, any debt or equity securities of any person other than equity securities issued by a money market fund registered as an investment company under the Investment Company Act of 1940; (c) enter into any transaction or contract or make any commitment to do the same, except in the ordinary and usual course of business and not requiring the payment in any case of an amount in excess of $50,000 annually; (d) increase the wages, salaries, compensation, pension, or other benefits payable, or to become payable by it, to any of its officers, employees, or agents, including without limitation any bonus payments or severance or termination pay, other than increases in wages and salaries required by employment arrangements existing on the execution date of the Merger Agreement or except as expressly contemplated by or otherwise in the ordinary and usual course of its business; (e) implement or agree to any implementation of or amendment or supplement to any employee profit sharing, stock option, stock purchase, pension, bonus, commission, incentive, retirement, medical reimbursement, life insurance, deferred compensation, severance pay or any other employee benefit plan or arrangement; or (f) change its accounting methods, policies or practices. In addition, the Company (a) will, when the consent of any third party to the transactions contemplated by the Merger Agreement is required under the terms of any contract to which it is a party or by which it is bound, use its best efforts to obtain such consent; (b) will maintain its books and records in accordance with past practice and in accordance with generally accepted accounting principles; (c) will pay and discharge all taxes, assessments, governmental charges and levies imposed upon it, its income or profits, or upon any property belonging to it, and in all cases before the date on which penalties attach thereto; (d) will not amend its Certificate of Incorporation or Bylaws; and (e) will not transafer any shares of treasury stock or authorized and unissued stock to its Deferred Compensation Plan Trust on account of bonus amounts deferred under its Deferred Compensation Plan relating to calendar year 1998.

    PROHIBITION ON SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will cease any discussions or

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negotiations with any parties with respect to any Takeover Proposal (as defined below); and, unless the Merger Agreement has been terminated in accordance with its terms and so long as neither PCC nor the Purchaser is in material violation of the Merger Agreement, the Company will not authorize or permit any officer, director or employee of, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its subsidiaries to (a) solicit, initiate, encourage or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (b) participate in any discussions or negotiate regarding any Takeover Proposal.

    The Merger Agreement provides that, notwithstanding the foregoing, if at any time prior to the Effective Time, the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal, (a) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in substantially the same form as that entered into between the Company and PCC, and (b) participate in negotiations regarding such Takeover Proposal.

    The Merger Agreement provides further that, unless the Merger Agreement has been terminated in accordance with its terms and so long as neither PCC nor the Purchaser is in material violation of the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof will (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to PCC, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any agreement with respect to any Takeover Proposal.

    Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Merger Agreement provides that the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal (as defined below), or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the second business day following PCC's receipt of written notice advising PCC that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and that the Company has elected to terminate the Agreement pursuant to the termination provisions described below.

    Pursuant to the Merger Agreement, and in addition to the obligations of the Company described above, the Company has agreed that (a) it will advise PCC within 48 hours after receiving any request for information or any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the person making such request, Takeover Proposal or inquiry; and (b) it will keep PCC fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

    The Merger Agreement does not prohibit the Company from making any disclosure to the Company's stockholders if, in the opinion of the Board of Directors of the Company, after consultation with counsel, failure to disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, except that neither the Company nor its Board of Directors nor any committee thereof may (other than as described above) withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

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    The term "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or of over 20% of any class of equity securities of the Company, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution (other than the transactions contemplated by the Merger Agreement), or any other transactions the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to PCC of the transactions contemplated by the Merger Agreement. The term "Superior Proposal" means any bona fide Takeover Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Common Stock of the Company then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (after consultation with The Nassau Group, Inc. or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

    ACCESS. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the closing date for the Merger, the Company will provide, and cause each subsidiary to provide, to PCC and its authorized agents, access to their respective physical assets, facilities, financial information, production records, contracts and other corporate records and documents during normal working hours, and PCC will be allowed to meet with their respective management personnel, employees, and any outside consultants, including auditors and accountants, investment and other bankers, tax and financial advisors, and environmental consultants.

    DIRECTORS. The Merger Agreement provides that, upon the Purchaser's acceptance for payment and payment for Shares pursuant to the Offer, the Purchaser will be entitled to designate a number of directors (rounded up to the nearest whole number) on the Company's Board of Directors that is equal to the product of the total number of directors on the Company's Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the number of Shares outstanding. The Company will promptly, at the request of PCC, either increase the size of the Company's Board of Directors and/or obtain the resignations of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors as provided above.

    CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered Shares unless (i) Shares that constitute at least two thirds of the then outstanding Shares (on a fully diluted basis) have been validly tendered and not withdrawn (the "Minimum Condition"); and (ii) any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act ("HSR Act") shall have expired or been terminated. In addition, the Purchaser may terminate or amend the Offer and postpone the acceptance for payment of and payment for Shares tendered if, at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions (the "Offer Conditions") shall exist:

    (a) there shall have been issued and shall remain in effect any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, which (i) restrains or prohibits the making of the Offer or the consummation of the Merger,
       (ii) prohibits or limits ownership or operation by the Company, PCC or the Purchaser of all or any material portion of the business or assets of the Company, or PCC and its subsidiaries, taken as a whole, or compels the Company, PCC or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, or PCC and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger; (iii) imposes material limitations on the ability of PCC or the Purchaser to exercise effectively full rights of ownership

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       of any Shares, including, without limitation, the right to vote any
       Shares acquired by the Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; or (iv) requires divestiture by PCC or the Purchaser of any material portion of the Shares;

    (b) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) PCC, the Company or any subsidiary or affiliate of PCC, or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign (other than, in the case of both (i) and (ii), the application of the waiting period provisions of the HSR Act to the Offer or the Merger), which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) there shall have occurred and be continuing (i) a 25 percent or greater decline in the Dow Jones Average of Industrial Stocks and the Standard & Poor's 500 Index since the date of the Merger Agreement, (ii) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on the general extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable judgment of PCC, a material worsening thereof;

    (d) the Company's Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to PCC or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or shall have approved or recommended another merger, consolidation, business combination with, or acquisition of the Company or all or substantially all its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing;

    (e) the Company shall have failed to perform in any material respect any of its material covenants in the Merger Agreement, where such failure either individually or in the aggregate would have a Combined Material Adverse Effect (as defined below);

    (f) the representations and warranties of the Company shall fail to be true and correct in all material respects on and as of the date made or, except as otherwise expressly contemplated, on and as of any subsequent date as if made at and as of such subsequent date, which failure either individually or in the aggregate would have a Combined Material Adverse Effect;

    (g) the Merger Agreement shall have been terminated in accordance with its terms;

    (h) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

    (i) since December 31, 1997, except as (i) expressly contemplated by the Merger Agreement, (ii) disclosed in any of the Company's periodic reports to the SEC filed since such date and prior to the date of the Merger Agreement, or (iii) set forth in the Merger Agreement, there shall have occurred any event having, individually or in the aggregate, a change or effect that is materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) of the Company.

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    The Merger Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and PCC and may be asserted by the Purchaser or PCC regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or PCC in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser or PCC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    A "Combined Material Adverse Effect," as used above, means any individual or combination of events, changes or effects that are materially adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations or results of operations of a party in excess of $500,000.

    CONDITIONS TO THE MERGER. The respective obligations of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) all required authorizations, consents, and approvals of all governmental agencies and authorities shall have been obtained and the waiting period under the HSR Act will have expired or been terminated early; (b) if necessary under applicable law, the Merger shall have been approved by at least 66 2/3 percent of the Shares of the Company; (c) no law, statute, rule, regulation, decree, order, injunction or ruling by any governmental entity shall remain in effect and prohibit, restrain, enjoin or restrict the consummation of the Merger; (d) no action, suit or other proceeding shall be pending against any party to prohibit, restrain, enjoin, restrict or otherwise prevent the consummation of the Offer or the Merger; and (e) the Purchaser shall have previously accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the closing date of the Merger (a) by mutual consent of PCC, Purchaser and the Company; (b) by either PCC or the Company if (A) any governmental entity has promulgated or issued a law, statute, rule, regulation, decree, order, injunction, or ruling or taken any other action prohibiting, restraining, enjoining, restricting or otherwise prohibiting the Offer or the Merger that has become final and nonappealable, or if clearance under the HSR Act is not received within 60 days of the filing of the premerger notification and report form, or (B) the Offer is terminated or expires in accordance with its terms as the result of failure of any of the Offer Conditions without Purchaser having purchased any Shares pursuant to the Offer, except that this right to terminate is not available to any party whose failure to perform any of its covenants or agreements under the Merger Agreement results in the failure of any condition;
(c) by PCC, if not then in default, upon written notice to the Company if (A) the Company breaches in any material respect any of its representations or warranties or defaults in the observance or performance of any of its covenants or agreements except for breaches or defaults which, individually or in the aggregate, would not have a Combined Material Adverse Effect or materially impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement, or (B) the Board of Directors of the Company or any committee thereof has withdrawn or modified in a manner adverse to PCC or Purchaser its approval or recommendation of the Offer or the Merger Agreement or approved or recommended any Takeover Proposal, or (C) the Company has entered into a definitive agreement with respect to any Superior Proposal; or (d) by the Company, if not then in default, upon written notice to PCC if (A) PCC breaches in any material respect any of its representations or warranties or defaults in the observance or performance of any of its covenants or agreements, except for breaches or defaults which, individually or in the aggregate, would not have a Combined Material Adverse Effect or materially impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement, or (B) if the Company determines after consultation with its counsel that it is necessary to terminate the Merger or the Merger Agreement in order for its directors to comply with their fiduciary duties under applicable law.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as described under "Fees

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and Expenses" below; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any breach thereof before termination.

    FEES AND EXPENSES. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

    Under the Merger Agreement the Company will pay, or cause to be paid, to PCC the sum of $2,000,000 upon demand if the Offer is not consummated due to the Company's termination of the Merger Agreement in breach of the Merger Agreement. Alternatively, if the Company determines in good faith, after consultation with counsel, that it is necessary to terminate the Agreement in order for its directors to comply with their fiduciary duties to the Company's stockholders under applicable law, the Company will pay, or cause to be paid, to PCC the sum of $3,000,000 (the "Termination Fee") upon demand if the Company (i) agrees to a Superior Proposal within one year of the date of termination of the Agreement, or (ii) within 270 days after termination of the Merger Agreement the Company agrees to a Takeover Proposal. In addition, the Merger Agreement provides that PCC will pay, or cause to be paid, to the Company the sum of $2,000,000 upon demand if the Offer is not consummated due to PCC's termination of the Merger Agreement in breach of the Merger Agreement.

    STANDSTILL. The Merger Agreement provides that in the event that PCC does not purchase Shares pursuant to the Offer, other than in circumstances involving breach by the Company of the Merger Agreement, PCC and its affiliates shall not directly or indirectly, for a period of 18 months from the date of the Merger Agreement, unless the Company's Board of Directors approves such action, (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, agreement, business combination or in any other manner, beneficial ownership of any securities or assets of the Company, including rights or options to acquire such ownership, (ii) seek or propose to influence, change or control the management or Board of Directors of the Company, or (iii) make any public disclosure or announcement or submit a proposal for a transaction not in the ordinary course of business, or take any action which could require the other party to make any public disclosure, with respect to the matters set forth in the Merger Agreement or in any way participate directly or indirectly in any solicitation of proxies to vote, or influence any person or entity with respect to the voting of, any voting securities of the Company. However, the foregoing restrictions will not apply in the event that the Company receives a Takeover Proposal from a party that is not affiliated with PCC.

    AMENDMENT. The Merger Agreement may not be amended except by written agreement of the parties thereto.

    The foregoing summary of the Merger Agreement is qualified in its entirety by the text of the Merger Agreement, a copy of which has been filed with the Securities and Exchange Commission as Exhibit 1 to this Schedule 14D-9.

    STOCKHOLDER AGREEMENT.

    The members of the Company's Board of Directors (including Stephen V. Ardia), as well as David M. Doin, George A. Earle III, George A. Vorsheim, Jr., Mark E. Alexander, Brian Buchinski, Kathleen A. Parry and Philip W. Welsh (collectively, the "Selling Stockholders") are each parties to a Stockholder Agreement dated February 24, 1998 with PCC and the Purchaser. The Stockholder Agreement provides that each Selling Stockholder will tender his or her Shares into the Offer so long as the per Share amount is not less than $15.25 in cash (net to the seller). Additionally, each Selling Stockholder has agreed to sell, and the Purchaser has agreed to purchase, their Shares at a price per share equal to $15.25, or such higher price per share as may be offered by the Purchaser in the Offer, provided that such obligations to purchase and sell are both subject to (i) the Purchaser having accepted Shares for payment under the Offer and the

Minimum Condition having been satisfied, and (ii) the expiration or termination of any applicable waiting period under the HSR Act. Each Selling Stockholder has also agreed not to transfer or agree to transfer their Shares, grant a proxy for their Shares or enter into a voting agreement respecting them, or take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Stockholder Agreement or the transactions contemplated thereby. The Stockholder Agreement terminates upon the earlier of
(i) the Merger Agreement being terminated by the Company, PCC or the Purchaser,
(ii) the purchase and sale of the Shares of the Selling Stockholders as described above, or (iii) May 30, 1998. The foregoing summary of the Stockholder Agreement is qualified in its entirety by the text of the Stockholder Agreement, a copy of which has been filed with the Securities and Exchange Commission as
Exhibit 2 to this Schedule 14D-9.

    CONFIDENTIALITY AGREEMENT.

    On November 25, 1997, PCC entered into a Confidentiality Agreement, pursuant to which PCC agreed to treat all information supplied by the Company or its representatives as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. PCC further agreed that, in the event that the transactions contemplated by the Merger Agreement are not consummated, it will (i) return to the Company all information furnished by the Company or its representatives, and (ii) refrain, for a period of two years from the date of the Confidentiality Agreement, from soliciting or hiring any employees of the Company while they are still employed by the Company. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by the text of the Confidentiality Agreement, a copy of which has been filed with the Securities and Exchange Commission as Exhibit 3 to this
Schedule 14D-9.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

    EMPLOYMENT AGREEMENT AND CHANGE OF CONTROL AGREEMENT WITH MR. ARDIA

    Pursuant to the Merger Agreement, the Company has entered into an Employment Agreement with Stephen V. Ardia, providing for Mr. Ardia to serve as the Company's President for a term of one year beginning on the date that the Offer is consummated, after which his employment may be continued on an at-will basis by mutual agreement of the parties. The agreement provides that Mr. Ardia will be paid a base salary at the annual rate of $150,000 (which is consistent with his current salary arrangements). He will be entitled to participate in the Company's bonus plan through December 31, 1998, and in a similar bonus plan during the three month period January 1, 1999 through March 28, 1999. Mr. Ardia will also be entitled to participate in PCC's stock option and stock purchase programs, in accordance with the terms of those programs. Mr. Ardia may terminate the agreement upon thirty days' written notice to the Company any time after the first three months of its effectiveness.

    The Company also has a Change in Control Agreement with Mr. Ardia dated January 5, 1998, providing for a payment to Mr. Ardia upon the occurrence of a "Change of Control" (as defined in the agreement) equal to (i) the amount of his annual base salary in effect on the date of the Change of Control, and (ii) an amount equal to the sum of (A) the bonus payable to Mr. Ardia for the year during which the Change of Control occurs, prorated through the date of the Change of Control, plus (b) the average annual bonus paid to Mr. Ardia for the two complete fiscal years that precede the fiscal year during which the Change of Control occurs. In addition, the Company shall waive for twelve months following his termination any required premium payment due from Mr. Ardia to allow him to continue his coverage under the Company's group health plan. A "Change of Control," as defined in the agreement, would occur upon the Purchaser's acceptance for payment and payment for Shares pursuant to the Offer.

    The foregoing summary of the Employment and Change of Control Agreements is qualified in its entirety by the text of the Employment and Change of Control Agreements, copies of which have been filed with the Securities and Exchange Commission as Exhibits 4 and 5, respectively, to this Schedule 14D-9.

    EMPLOYMENT AGREEMENTS WITH MESSRS. ALEXANDER, DOIN, BUCHINSKI, EARLE,
     VORSHEIM AND WELSH AND MS. PARRY

    Pursuant to the Merger Agreement, the Company has also entered into Employment Agreements with Philip W. Welsh to serve as Vice President of Finance; Mark Alexander to serve as Vice President of Marketing; David Doin to serve as Vice President, General Manager; Brian Buchinski to serve as Director of Manufacturing; George Vorsheim to serve as Director of Communication; George Earle to serve as Director of Engineering and Kathleen Parry to serve as National Sales Manager; each for two-year terms beginning on the date that the Offer is consummated. These agreements provide for an annual salary of $80,000, $95,000, $90,000, $75,000, $70,000, $80,000, and $80,000 for Mr. Welsh, Mr.
Alexander, Mr. Doin, Mr. Buchinski, Mr. Vorsheim, Mr. Earle and Ms. Parry, respectively (which are consistent with their current salary arrangements). Each of the foregoing employees will be entitled to participate in the Company's bonus plan through December 31, 1998, and in a similar bonus program for the three month period January 1, 1999 through March 28, 1999. Thereafter, any bonus program provided will be consistent with bonus programs provided by PCC to similarly situated employees. These employees will also be entitled to participate in PCC's stock option and stock purchase programs, in accordance with the terms of those programs.

    The agreements, which may be terminated by either party upon thirty days' written notice, provide for a severance benefit equal to the following: (i) if the employee is terminated before the first anniversary of the effective date of the agreement, the remaining balance of the employee's base salary for the portion of year from the date of termination until the first anniversary of the effective date, plus 100% of any calendar year 1998 bonus to which the employee would have been entitled had he or she remained employed by the Company through December 31, 1998, plus the Severance Payment (as defined below); or (ii) if the employee is terminated after the first anniversary of the effective date of the agreement and prior to the second anniversary of the effective date, ten months' pay at the employee's then current salary level (the "Severance Payment"). In addition, the Company shall waive for the remainder of the unexpired term of the agreement any required premium payment due from the employee to allow the employee to continue his or her coverage under the Company's group health plan. The employee is ineligible for the payments described in this paragraph if he or she voluntarily resigns or withdraws from employment, is terminated for "cause" (as defined in the agreement), terminates employment as a result of the expiration of the term of the agreement, breaches certain confidentiality or non-competition provisions in the agreement, or accepts reasonably comparable employment with an affiliate of PCC.

    The foregoing summary of the Employment Agreements is qualified in its entirety by the text of the Employment Agreements, a copy of the form of which has been filed with the Securities and Exchange Commission as Exhibit 6 to this
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    A.  RECOMMENDATION OF THE BOARD OF DIRECTORS.

    THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

    B.  BACKGROUND; REASONS FOR THE RECOMMENDATION.

    In late 1997, in view of increasing consolidation in the Company's market sectors, the emergence of competitors with greater financial resources, combined marketing and distribution networks and additional products and services, and the recent growth in the Company's revenues and earnings, the Board of

Directors began considering several alternatives for the Company's future. These alternatives included (i) staying on its current course and executing the strategic plan that was in place, (ii) identifying acquisition targets and implementing an acquisition-oriented growth strategy, and (iii) identifying potential strategic partners which would merge with or acquire the Company.

    In keeping with that approach, in September 1997 the Company engaged The Nassau Group, Inc. ("Nassau"), an investment banking firm that specializes in the water and wastewater industry, to assist in its consideration of these alternatives. In September 1997, Nassau made a presentation to the Board concerning the valuations of publicly traded enterprises in the pump and valve industry as well as the more general environmental water and wastewater treatment industry. Nassau also addressed a variety of strategic options available to the Company, including the possibility of growth through acquisitions as well as exit options, such as a sale to domestic or foreign acquirors. At the same time, the management team made a preliminary recommendation to the Board that given the dynamic changes occurring among its own competitors and peers, the Company might best be able to exploit the opportunities it faced by merging with a strategic player in the industry. The player would most likely be larger and would also allow the Company to execute its own niche-oriented strategic plan and provide a challenging and rewarding growth environment for the Company's employees.

    While the Board continued to have confidence in the Company's business prospects as an independent entity, it determined that the stock market environment and changes in the competitive landscape made it appropriate to examine the viability of a merger or sale of the Company at this juncture. Although the Board did not determine to sell the Company at that point, it authorized management to have Nassau determine the level of interest among a defined group of well-financed, potential strategic acquirors.

    In October 1997, Nassau prepared a confidential package of descriptive material on the Company with the cooperation of the Company's senior management in order to be able to solicit expressions of interest and to respond to unsolicited inquiries. Between October 1997 and January 1998, Nassau held discussions with approximately 20 parties, domestic and foreign, with a strategic interest in the Company. These discussions, conducted under the terms of confidentiality agreements between the Company and the potential acquirors, involved the parties' assessment of the Company's business, as well as terms of potential indications of interest.

    In December 1997, Nassau reported to the Board that there were fewer than five parties which had expressed interest in pursuing an acquisition of the Company at terms which the Board would find attractive. After consideration, the Board instructed Nassau and senior management to move forward and negotiate with one of the prospects, PCC, the best possible transaction.

    On December 10, 1997, PCC submitted a preliminary indication of interest. PCC was invited to attend a management presentation on December 22, 1997, which it did. PCC subsequently submitted a draft letter of intent to acquire the Company, which included a proposal that the purchase price be paid in a combination of $12.50 per Share cash at closing and a contingent payment right of up to an additional $3.00 per Share in 1999 if the Company achieved certain revenue and earnings objectives in 1998.

    The Company's Board of Directors met in January 1998, and approved the offer on a preliminary basis, subject to certain clarifications. The Company's legal and financial advisors contacted PCC to clarify and negotiate certain details of the contingent payment and other terms and conditions contained in the letter of intent. On January 21, 1998, the Company and PCC, with the support of their respective Boards of Directors, executed an exclusive, non-binding letter of intent and PCC began its due diligence immediately.

    After execution and delivery of the letter of intent, PCC entered into a formal due diligence period during which it received access to the Company's records and documents and received additional management presentations. After several weeks of negotiations and due diligence, the Company informed PCC that it preferred an all-cash transaction, and would be willing to accept a price of $15.25 per Share in cash at closing. On February 16, 1998, PCC informed the Company that its Board of Directors had approved the revised terms of the transaction.

    On February 24, 1998, Miller, Johnson and Kuehn, Inc. ("MJK") presented a written opinion to the Company's Board that the proposed transaction was fair to the Environment One Corporation shareholders from a financial point of view. On that same day, the Board of Directors held a meeting to discuss the proposed Offer and Merger, the Merger Agreement, and related matters. After hearing presentations by the Company's legal and financial advisors, the Board of Directors considered and discussed the proposed transaction. The Board of Directors then proceeded to unanimously approve the Offer, the Merger and the Merger Agreement. The Company executed the Merger Agreement after the close of business on February 24, 1998.

    On February 25, 1998, the Company issued a press release announcing the execution and delivery of the Merger Agreement.

    On March 3, 1998, the Purchaser commenced the Offer.

    In reaching its conclusion and recommendation described above, the Board of Directors considered a number of factors, including the following:

    (a) The advantages in a competitive environment of strategically aligning with a large, well-capitalized company such as PCC.

    (b) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives taking into account economic and market conditions.

    (c) The belief of the Board that, in view of the number of parties canvased by management and Nassau and the number of parties who received information with respect to the Company, it was unlikely that any otherwise desirable party potentially interested in submitting a proposal to acquire the Company had not been afforded the opportunity to do so.

    (d) The likelihood that the Merger would be consummated, including a consideration of the conditions to the Offer and the fact that the Offer and the Merger are not subject to a financing contingency.

    (e) The financial and other terms and conditions of the Merger Agreement.

    (f) The written opinion delivered to the Board by MJK stating that the cash consideration to be received by stockholders pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of the written opinion, which sets forth the assumptions made, procedures followed, and other matters considered and limits of the review by MJK, is attached hereto as Annex II. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    (g) The fact that the consideration to be received by the stockholders pursuant to the Offer represents a premium over the then current prevailing market price for the Company's common stock.

    (h) The fact that the structure of the acquisition of the Company by PCC involves a cash tender offer for all shares to be commenced within five business days of the public announcement of the acquisition, to be followed promptly by a merger for the same consideration, thereby enabling stockholders to obtain cash for their shares at the earliest possible time.

    (i) The fact that, if required by the fiduciary duties of the Board under New York law, the Company may approve or recommend a tender offer competing with the PCC offer or terminate the Merger Agreement and enter into a definitive acquisition agreement with another party for a transaction which is financially superior, subject to payment of the applicable termination fee specified in the Merger Agreement.

    (j) The fact that PCC had completed its due diligence investigation and that the Merger Agreement is not subject to termination as a result of such due diligence.

    (k) The presentations of Nassau to the Board as to various financial and other matters deemed relevant to the Board's consideration.

    The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Nassau has been retained by the Board of Directors to act as a financial advisor to the Company with respect to the Offer and the Merger. Pursuant to an engagement letter with Nassau, the Company (i) has paid Nassau a monthly cash retainer of $5,000 beginning on September 15, 1997 and continuing on the 15th day of each succeeding month during the period of Nassau's engagement; (ii) has issued to Nassau a warrant to purchase 10,000 Shares exercisable within three years of September 22, 1997, the date of the engagement letter, at an exercise price equal to the closing price of a Share on September 22, 1997 ($9.125); and
(iii) will pay a transaction fee to Nassau in the amount of 1.1% of the aggregate consideration in a transaction resulting in a sale of the Company (approximately $804,000 based upon the $15.25 per Share Offer Price and the existence of certain long-term indebtedness of the Company) less 50% of the total cash retainer previously paid (the "Transaction Fee"). The Transaction Fee is contingent upon closing of such a transaction. The Company has also agreed to indemnify Nassau and certain related parties against certain liabilities, including liabilities under the federal securities laws.

    MJK was retained by the Board of Directors to render an opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be paid in the Offer and the Merger. Pursuant to an engagement letter with MJK, the Company paid MJK a $10,000 cash retainer fee upon execution of the engagement letter, and an additional $15,000 at the time MJK rendered its opinion. In addition, the Company has agreed to reimburse MJK for its reasonable out-of-pocket expenses; provided, however, that MJK must obtain the prior approval of the Company to any such expenses if the aggregate of such expenses exceeds $5,000. The Company has also agreed to indemnify MJK and certain related parties against certain liabilities, including liabilities under the federal securities laws.

    Neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    a. Neither the Company nor, to the knowledge of the Company any of its executive officers, directors, or affiliates, has effected any transaction in the Company's securities in the past 60 days.

    b. To the knowledge of the Company, all of its executive officers, directors or affiliates who are also stockholders presently intend to tender their Shares in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    a. Except as set forth in this statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

    b. Except as described in this transaction, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by PCC, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders following the purchase by the Purchaser of Shares pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    The following Exhibits are filed herewith:

Exhibit 1.........  Agreement and Plan of Merger dated as of February 24, 1998 among
                      PCC, Purchaser and the Company

Exhibit 2.........  Stockholder Agreement

Exhibit 3.........  Confidentiality Agreement

Exhibit 4.........  Employment Agreement with Mr. Ardia

Exhibit 5.........  Change in Control Agreement with Mr. Ardia

Exhibit 6.........  Form of Employment Agreements with Messrs. Alexander, Doin,
                      Buchinski, Earle, Vorsheim and Welsh and Ms. Parry

Exhibit 7.........  Press Release issued by the Company on February 25, 1998

Exhibit 8.........  Form of Letter to Stockholders dated March 3, 1998

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 1998                      ENVIRONMENT ONE CORPORATION

                                          By:        /s/ STEPHEN V. ARDIA
                                              ----------------------------------
                                                       Stephen V. Ardia
                                                    CHAIRMAN OF THE BOARD,
                                                      PRESIDENT AND CEO

                                    ANNEX I

                          ENVIRONMENT ONE CORPORATION
                               2773 BALLTOWN ROAD
                           NISKAYUNA, N.Y. 12309-1090

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                      OF 1934 AND RULE 14(F)-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being furnished to holders of shares of the common stock, par value $.10 per share (the "Shares"), of Environment One Corporation, a New York corporation (the "Company"), in connection with the designation by EOC Acquisition Corporation (the "Purchaser"), a New York corporation and a wholly owned subsidiary of Precision Castparts Corp. ("PCC"), an Oregon corporation, of persons (the "PCC Designees") to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 24, 1998 (the "Merger Agreement") among the Company, PCC and the Purchaser.

    Pursuant to the Merger Agreement, among other things, the Purchaser commenced a tender offer on March 3, 1998 to purchase all of the issued and outstanding Shares at a price of $15.25 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated March 3, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, eastern time, on Monday, March 30, 1998, unless extended. The Offer is subject to, among other things, the condition that a number of shares representing not less than 66 2/3 percent of all outstanding Shares on a fully diluted basis be validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger of the Purchaser with and in to the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation and a wholly owned subsidiary of PCC. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by PCC, the Purchaser or in the treasury of the Company, all of which will be canceled) will be converted into the right to receive cash in the amount of $15.25.

    The Merger Agreement provides that promptly upon the Purchaser's consummation of the Offer, the Purchaser shall be entitled to designate that number (rounded upward to the next greatest whole number) of directors of the Company that is equal to the product of the total number of directors on the Board multiplied by the percentage that the number of Shares then beneficially owned by the Purchaser and its affiliates bears to the total number of Shares outstanding. Such actions may require the Company to increase the size of the Board and/or to secure the resignation of one or more current directors.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) have been filed with the Securities and Exchange Commission (the "SEC") as

Exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and PCC (the "Schedule 14D-1") and to the Schedule 14D-9. The Schedule 14D-1 and the
Schedule 14D-9, and the respective exhibits thereto, may be examined at, and copies thereof may be obtained from, the regional offices and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 7 and 8 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election or appointment of the PCC Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning PCC, the Purchaser and the PCC Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and PCC are located at 4650 SW Macadam Avenue, Suite 440, Portland, Oregon 97201.

                                    GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on matters submitted to a vote of the Company's stockholders. As of March 3, 1998, there were 4,295,827 Shares issued and outstanding, and 426,422 Shares subject to outstanding options and warrants.

                               THE PCC DESIGNEES

    PCC has informed the Company that each of the PCC Designees listed below has consented to act as a director of the Company. It is expected that the PCC Designees may assume office at any time following the consummation of the Offer, which cannot be earlier than March 30, 1998, and that, upon assuming office, the PCC Designees will thereafter constitute at least 66 2/3 percent of the total number of directors on the Board.

    Biographical information concerning each of the PCC Designees is presented below.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                    (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                           HELD DURING PAST FIVE YEARS
------------------------------------  ----------------------------------------------------------------------------
William C. McCormick                  Chairman of PCC since October 1994; Chief Executive Officer of PCC since
  EOC Acquisition Corporation         August 1991; from 1985-97, President of PCC
  4650 SW Macadam, Suite 440
  Portland, OR 97201

William D. Larsson                    Vice President and Chief Financial Officer of PCC; Vice President of the
  EOC Acquisition Corporation         Purchaser
  4650 SW Macadam, Suite 440
  Portland, OR 97201

Steven C. Riedel                      President and Chief Operating Officer of PCC since May, 1997; formerly Vice
  EOC Acquisition Corporation         President and General Manger of the Latin America operations of GE
  4650 SW Macadam, Suite 440          Appliances, a division of General Electric Company
  Portland, OR 97201

David W. Norris                       President of PCC Flow Technologies, Inc.; Chief Executive Officer of the
  EOC Acquisition Corporation         Purchaser
  4650 SW Macadam, Suite 440
  Portland, OR 97201

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

    The following table sets forth, as of March 3, 1998, the ownership of the Company's common stock by any person who is known by the Company to be the beneficial owner of more than five percent of the common stock, and by all current directors and executive officers of the Company as a group.

                                                         AMOUNT AND NATURE
                  NAME AND ADDRESS                         OF BENEFICIAL
                 OF BENEFICIAL OWNER                         OWNERSHIP         PERCENT OF CLASS
-----------------------------------------------------  ----------------------  -----------------
Angelo Dounoucos ....................................           243,528(a)              5.60%
  720 St. Davids Lane
  Schenectady, NY 12309

Robert and Ardis James Foundation ...................           486,317(b)             11.31%
  80 Ludlow Drive
  Chappaqua, NY 10514

Cenith Partners L.P. ................................           401,510(c)              9.35%
  One Financial Center
  Boston, MA 02110

All directors and executive officers as a group......         1,395,859(d)             30.42%

------------------------

(a) Includes 56,000 shares issuable upon exercise of stock options that are exercisable within 60 days of March 3, 1998, 60,000 shares held jointly with his wife and 7,300 shares held in his wife's IRA.

(b) Includes 3,381 shares held by Robert G. James, 43,400 shares held in custodian accounts for his children, and 3,636 shares issuable upon exercise of currently exercisable stock options held by Robert G. James.

(c) Includes 5,000 shares held by Stephen G. Rabinovitz, sole general partner of Cenith Partners L.P.

(d) Includes 292,831 shares issuable upon exercise of stock options that are exercisable within 60 days of March 3, 1998, and 728,200 shares for which certain directors and executive officers are beneficial owners, but not the sole beneficial owners, as set forth in note (b) on page I-4.

                         THE CURRENT BOARD OF DIRECTORS

    The Company's Board of Directors is currently fixed at seven members, all of whom are outside, non-employee directors except for Mr. Ardia. The Corporation's Certificate of Incorporation divides the Board of Directors into three classes. The members of each class of directors serve for staggered three year terms. The following table sets forth information regarding each of the Company's current directors.

                                                                                                      PERCENTAGE
                                                                               COMMON STOCK OWNED         OF
                                      CURRENT PRINCIPAL           DIRECTOR     BENEFICIALLY AS OF    OUTSTANDING
        NAME AND AGE                      OCCUPATION                SINCE      MARCH 3, 1998(A)(C)      SHARES
-----------------------------  --------------------------------  -----------  ---------------------  ------------
TERMS EXPIRING AT ANNUAL MEETING IN 2000
Walter W. Aker                 Former Corporate Secretary         Dec 1968              189,377(b)          4.40%
Age 79                         E/One Corporation

Lars G. Grenback               President of Svensk                May 1993              161,883(b)          3.77%
Age 54                         Kommunalteknik AB

TERMS EXPIRING AT ANNUAL MEETING IN 1999:

John L. Allen                  Managing Partner                   May 1993                7,683             0.18%
Age 54                         Heidrick & Struggles

                                                                                                      PERCENTAGE
                                                                               COMMON STOCK OWNED         OF
                                      CURRENT PRINCIPAL           DIRECTOR     BENEFICIALLY AS OF    OUTSTANDING
        NAME AND AGE                      OCCUPATION                SINCE      MARCH 3, 1998(A)(C)      SHARES
-----------------------------  --------------------------------  -----------  ---------------------  ------------
Stephen V. Ardia               Chairman of the Board,             May 1995              190,201(b)          4.29%
Age 56                         President and CEO
                               E/One Company

Robert G. James                Vice Chairman of Enterprise        May 1984              486,317(b)         11.31%
Age 73                         Asset Management, Inc.

TERMS EXPIRING AT ANNUAL MEETING IN 1998:

Angelo Dounoucos               Former President and Chief         May 1988              243,528(b)          5.60%
Age 65                         Executive Officer
                               E/One Company (Retired
                               9/1/96)

Rolf E. Soderstrom             Management Consultant              May 1991               16,683(b)          0.39%
Age 65

------------------------

(a) Includes all shares for which the named individual possessed sole or shared voting or investment power, even if beneficial ownership has been disclaimed as to any of these shares by the named individual.

(b) The listed amounts include shares as to which certain directors are beneficial owners but not the sole beneficial owner as follows: Mr. Aker's wife holds 15,000 shares; Mr. Ardia's wife holds 2,600 shares in an IRA; Mr. Dounoucos's wife holds 7,300 shares in an IRA, and 60,000 shares jointly with Mr. Dounoucos; Mr. Grenback is President of Svensk Kommunalteknik AB, which holds 153,000 shares, and Mr. Grenback's wife holds 1,000 shares; 435,900 shares are held by the Robert and Ardis James Foundation and 43,400 shares are held in custodian accounts for Mr. James' children; and Mr. Soderstrom holds 10,000 shares jointly with his wife.

(c) Includes the following shares which the individuals have the right to acquire, within 60 days of the record date, through exercise of stock options issued by the Company: Mr. Aker--3,636 shares, Mr. Allen--3,636 shares, Mr. Ardia--137,501 shares, Mr. Dounoucos--56,000 shares, Mr. Grenback--3,636 shares, Mr. James--3,636 shares, Mr. Soderstrom--3,636 shares. These shares are included in the total number of shares outstanding for the purpose of calculating the percentage ownership of each of the foregoing individuals and of the group as a whole, but in calculating the percentage of each individual, the number of outstanding shares does not include options of other individuals listed in the table.

    WALTER W. AKER, one of the original founders, has served as a Director since 1968 and as Vice President and Director of the Company from 1968 to 1975 and 1982 to 1993. He was Corporate Secretary from 1976 to 1993.

    JOHN L. ALLEN is the Managing Partner for the Financial Services Practice, North America for Heidrick & Struggles, Inc., a global executive search firm. He is located in the New York City office and is also a Director of the firm. Prior to his joining the firm in 1991, he had 24 years in banking including nearly thirteen as a Chief Executive Officer of Amoskeag Bank Shares, Inc. and Key Bank of Southeastern New York. He has a bachelor of science degree in business administration from Rochester Institute of Technology, a master of public administration from the Graduate School of Public Affairs, State University of New York at Albany, and is a graduate of the Harvard Business School Program for Management Development.

    STEPHEN V. ARDIA received a master of business of administration degree from Rutgers University and a bachelor of science degree from the U.S. Merchant Marine Academy. After working with Goulds Pumps

Inc. since 1965 he became their President in 1985. He retired in 1994, joining Environment One Company as Chairman of the Board in May 1995, and being elected President and CEO in September 1996. He presently serves as a member of the Board of Directors of MaxTec Holdings of Dallas, Texas.

    ANGELO DOUNOUCOS, one of the original founders, was Vice President and a Director of Environment One Company from 1969 until 1976, when he resigned and rejoined the Company in 1986 after eight years as a Project Marketing Manager at the General Electric Company Research and Development Center. He returned to Environment One as Vice President of Marketing and was elected President in 1989 and Chief Executive Officer in 1990. Mr. Dounoucos retired as President and Chief Executive Officer in September 1996.

    LARS G. GRENBACK received his bachelor of economics and business administration degree from Uppsala University, Sweden in 1969 and his university certificate in marketing, advertising and public relations in 1970. Since 1975, he has been working with the Low Pressure Sewer System in the Scandinavian countries, from 1980 as President of Svensk Kommunalteknik AB.

    ROBERT G. JAMES received his bachelor of science degree from Northwestern University, his masters degree in 1948 and his Ph.D. in Economics from the Harvard Graduate School of Arts and Science in 1952. He was a Vice President of Mobil Oil Company. He is the Vice Chairman of Enterprise Asset Management, Inc. He is also a Certified Public Accountant.

    ROLF E. SODERSTROM received his bachelor of science degree in electrical engineering from Tufts University and his masters of science degree in engineering management from Northeastern University. He has 35 years of line management experience as Vice President of Motorola, Executive Vice President of Codex Company and Assistant General Manager of the Systems Division of the Foxboro Company. Mr. Soderstrom is President of the TCS Group, a management consulting firm; Director of AG-BAG International Limited, a farm equipment supplier; a Managing Director of The Nassau Group, a private investment banking company; and a Director of Walpole Massachusetts Cooperative Bank.

                  BOARD COMMITTEES, COMPENSATION AND MEETINGS

    The Board of Directors held six meetings during the year ended December 31, 1997. During this period, each Director attended at least 75% of the aggregate of the total number of meetings of the Board and meetings of Board committees on which he served. Among its standing committees, the Board has an Audit Committee, Executive Committee, and Human Resource Committee. The Board does not have a Nominating Committee.

    The Audit Committee meets once a year and serves as the Board's direct liaison with the Company's independent public auditors, reviewing and discussing the auditors' annual internal control recommendations and making such other inquiries and recommendations as it deems necessary. The Audit Committee consists of Walter W. Aker, Stephen V. Ardia and Angelo Dounoucos.

    The Executive Committee currently consists of John L. Allen, Stephen V. Ardia, Angelo Dounoucos, and Robert G. James. The Executive Committee meets on call and has authority to act on most matters during the intervals between Board Meetings. The Executive Committee met four times during the 1997 fiscal year.

    The Human Resource Committee met once during the 1997 fiscal year. The Human Resource Committee reviews and makes recommendations to the Board regarding compensation matters, adjustments in compensation for officers and employees, and employee benefit matters. Currently, the Human Resource Committee consists of John L. Allen, Stephen V. Ardia, Robert G. James, and Rolf E. Soderstrom.

    As compensation for attendance at Board and Committee meetings, directors who are not employees of the Company receive a stock grant on September 1st of each year for a number of shares having an aggregate value of $10,000, based upon the fair market value of the Company's common stock at the close of business on the date of grant. In addition, non-employee directors receive a grant of stock options on the third Tuesday of each December. Each such grant to a director relates to a total number of shares of the Company's common stock having an aggregate fair market value, at the close of business on the date of grant, equal to $10,000. The exercise price of these options is fixed at the fair market value of the Company's common stock at the close of business on the date of grant. The Board of Directors believes that this equity-based system of compensation is beneficial in that it more closely aligns the long-term interests of directors with those of the Company's shareholders.

    As a general rule, directors who are officers or employees of the Company receive no compensation for attendance at Board or Committee meetings. The Company does have a Letter of Understanding with Mr. Ardia dated May 22, 1995, providing for Mr. Ardia to serve as Chairman of the Board. Pursuant to this Letter of Understanding, Mr. Ardia received a grant of 10,000 shares of common stock in 1997 having an aggregate market value (on the date of grant) of $70,000. In addition, during 1997 Mr. Ardia received an option to purchase 25,000 shares of common stock at an exercise price of $7.00 per share, the market value on the date of grant.

                       COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth information concerning compensation paid by the Company to (i) all persons who served as chief executive officer of the Company during 1997, and (ii) the other most highly compensated executive officers whose annual salary and bonus during 1997 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG TERM
                                                            ANNUAL COMPENSATION                  COMPENSATION
                                                                                                    AWARDS
                                                            --------------------  OTHER ANNUAL     OPTIONS/       ALL OTHER
NAME AND                                                     SALARY      BONUS    COMPENSATION       SARS       COMPENSATION
PRINCIPAL POSITION                                 YEAR        ($)        ($)          ($)            (#)          ($) (1)
-----------------------------------------------  ---------  ---------  ---------  -------------  -------------  -------------
Stephen V. Ardia ..............................       1997    150,000    224,148       70,000         25,000         45,906
  Chairman of the                                     1996     46,222    113,816       47,500         23,182         21,474
  Board, President &                                  1995          0          0       45,000        101,818              0
  CEO since 9/1/96
Mark E. Alexander .............................       1997     91,250     81,817                       6,000         16,758
  Vice-President -- Marketing                         1996     79,232     37,575                       4,000          7,172
                                                      1995     60,000     35,906                       6,000         16,000
David M. Doin .................................       1997     79,100     59,103                       5,000         12,107
  Vice President -- Sales                             1996     76,400     28,985                       2,000          5,535
                                                      1995     76,400     20,000                       5,000              0
George A. Earle ...............................       1997     77,851     48,030                       4,000          9,534
  Director of Engineering                             1996     71,400     27,091                       2,500          5,169
                                                      1995     71,400     10,685                       6,000
Philip W. Welsh ...............................       1997     77,750     58,091                       6,000         11,897
  Vice President -- Finance, Chief Financial          1996     71,000     26,936                       4,000          5,141
  Officer, Treasurer                                  1995     69,769      3,610                       6,000

------------------------

(1) For 1997, represents the Corporation's matching contribution under the Deferred Compensation Plan for Certain Executive Employees of
    Environment/One Corporation.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides further information on grants of stock options pursuant to the Company's Amended and Restated Stock Option Plan and 1996 Incentive Compensation Plan in fiscal year 1997, with respect to each of the named executive officers in the Summary Compensation Table.

                                                                               % OF TOTAL
                                                                             OPTIONS GRANTED      EXERCISE OR
                                                              OPTIONS        TO EMPLOYEES IN      BASE PRICE    EXPIRATION
NAME                                                        GRANTED (#)        FISCAL YEAR          ($/SH)         DATE
---------------------------------------------------------  -------------  ---------------------  -------------  -----------
S. Ardia.................................................       25,000                 30%         $    7.00      5/15/2007
M. Alexander.............................................        6,000                  7%         $    6.50      3/20/2007
D. Doin..................................................        5,000                  6%         $    6.50      3/20/2007
G. Earle.................................................        4,000                  5%         $    6.50      3/20/2007
P. Welsh.................................................        6,000                  7%         $    6.50      3/20/2007

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUE

    The following table provides information for the named executive officers with respect to (i) stock options exercised in fiscal year 1997, (ii) the number of stock options held at the end of fiscal year 1997, and (iii) the value of in-the-money stock options at the end of fiscal year 1997.

                                                                                                             VALUE OF
                                                                                                            UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                                  NUMBER OF UNEXERCISED     OPTIONS AT
                                               SHARES                              OPTIONS AT 12/31/97       12/31/97
                                             ACQUIRED ON           VALUE        --------------------------  -----------
NAME                                        EXERCISE (#)       REALIZED ($)     EXERCISABLE  UNEXERCISABLE  EXERCISABLE
----------------------------------------  -----------------  -----------------  -----------  -------------  -----------
S. Ardia................................         --                 --             137,501        12,499     $ 939,549
M. Alexander............................         --                 --              12,200        15,800        93,421
D. Doin.................................         --                 --              18,750        13,000       153,257
G. Earle................................         --                 --              15,100        11,400       122,275
P. Welsh................................         --                 --              11,000        15,000        83,571


NAME                                      UNEXERCISABLE
----------------------------------------  -------------
S. Ardia................................   $    43,747
M. Alexander............................        92,309
D. Doin.................................        78,467
G. Earle................................        67,725
P. Welsh................................        85,909

EMPLOYMENT AGREEMENT AND CHANGE OF CONTROL AGREEMENT WITH MR. ARDIA

    Pursuant to the Merger Agreement, the Company has entered into an Employment Agreement with Mr. Ardia, providing for Mr. Ardia to serve as the Company's President for a term of one year beginning on the date that the Offer is consummated, after which his employment may be continued on an at-will basis by mutual agreement of the parties. The agreement provides that Mr. Ardia will be paid a base salary at the annual rate of $150,000 (which is consistent with his current salary arrangements). He will be entitled to participate in the Company's bonus plan through December 31, 1998, and in a similar bonus plan during the three month period January 1, 1999 through March 28, 1999. Mr. Ardia will also be entitled to participate in PCC's stock option and stock purchase programs, in accordance with the terms of those programs. Mr. Ardia may terminate the agreement upon thirty days' written notice to the Company any time after the first three months of its effectiveness.

    The Company also has a Change in Control Agreement with Mr. Ardia dated January 5, 1998, providing for a payment to Mr. Ardia upon the occurrence of a "Change of Control" (as defined in the agreement) equal to (i) the amount of his annual base salary in effect on the date of the Change of Control, and (ii) an amount equal to the sum of (A) the bonus payable to Mr. Ardia for the year during which the Change of Control occurs, prorated through the date of the Change of Control, plus (b) the average annual bonus paid to Mr. Ardia for the two complete fiscal years that precede the fiscal year during which the Change of Control occurs. In addition, the Company shall waive for twelve months following his termination any required premium payment due from Mr. Ardia to allow him to continue his coverage under the Company's group health plan. A "Change of Control," as defined in the agreement, would occur upon the Purchaser's acceptance for payment and payment for Shares pursuant to the Offer.

EMPLOYMENT AGREEMENTS WITH MESSRS. ALEXANDER, DOIN, EARLE AND WELSH

    Pursuant to the Merger Agreement, the Company has also entered into Employment Agreements with Mr. Alexander to serve as Vice President of Marketing; Mr. Doin to serve as Vice President, General Manager; Mr. Earle to serve as Director of Engineering; and Mr. Welsh to serve as Vice President of Finance. These agreements provide for an annual salary of $95,000 for Mr. Alexander, $90,000 for Mr. Doin, $80,000 for Mr. Earle, and $80,000 for Mr. Welsh, respectively (which are consistent with their current salary arrangements). Each of the foregoing employees will be entitled to participate in the Company's bonus plan through December 31, 1998, and in a similar bonus program for the three month period January 1, 1999 through March 28, 1999. Thereafter, any bonus program provided will be consistent with bonus programs provided by PCC to similarly situated employees. These employees will also be entitled to participate in PCC's stock option and stock purchase programs, in accordance with the terms of those programs.

    The agreements, which may be terminated by either party upon thirty days' written notice, provide for a severance benefit equal to the following: (i) if the employee is terminated before the first anniversary of the effective date of the agreement, the remaining balance of the employee's base salary for the portion of year from the date of termination until the first anniversary of the effective date, plus 100% of any calendar year 1998 bonus to which the employee would have been entitled had he or she remained employed by the Company through December 31, 1998, plus the Severance Payment (as defined below); or (ii) if the employee is terminated after the first anniversary of the effective date of the agreement and prior to the second anniversary of the effective date, ten months' pay at the employee's then current salary level (the "Severance Payment"). In addition, the Company shall waive for the remainder of the unexpired term of the agreement any required premium payment due from the employee to allow the employee to continue his or her coverage under the Company's group health plan. The employee is ineligible for the payments described in this paragraph if he or she voluntarily resigns or withdraws from employment, is terminated for "cause" (as defined in the agreement), terminates employment as a result of the expiration of the term of the agreement, breaches certain confidentiality or non-competition provisions in the agreement, or accepts reasonably comparable employment with an affiliate of PCC.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Rolf E. Soderstom, who is a member of the Company's Board of Directors, is also a managing director of The Nassau Group, Inc. ("Nassau"), an investment banking firm. Nassau has been retained by the Board of Directors to act as a financial advisor to the Company with respect to the Offer and the Merger. Pursuant to an engagement letter with Nassau, the Company (i) has paid Nassau a monthly cash retainer of $5,000 beginning on September 15, 1997 and continuing on the 15th day of each succeeding month during the period of Nassau's engagement; (ii) has issued to Nassau a warrant to purchase 10,000 Shares exercisable within three years of September 22, 1997, the date of the engagement letter, at an exercise price equal to the closing price of a Share on September 22, 1997 ($9.125); and (iii) will pay a transaction fee to Nassau in the amount of 1.1% of the aggregate consideration in a transaction resulting in a sale of the Company (approximately $804,000 based upon the $15.25 per Share Offer Price and the existence of certain long-term indebtedness of the Company) less 50% of the total cash retainer previously paid (the "Transaction Fee"). The Transaction Fee is contingent upon closing of such a transaction. The Company has also agreed to indemnify Nassau and certain related parties against certain liabilities, including liabilities under the federal securities laws.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of the Company's common stock. Such persons are required by regulations of the SEC to furnish the Company with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended December 31, 1997, the Company believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended December 31, 1997, except for the following: Mr. Dounoucos filed a late Form 5 with respect to one transaction and failed to include on his Form 5 an additional transaction, each of which occurred in 1997 under stock-based compensation plans maintained by the Company for non-employee directors; Mr. Grenback did not file a required Form 4 with respect to three transactions occurring in 1997; and each of Messrs. Allen, Aker, Grenback, James and Soderstrom failed to file a Form 5 with respect to two transactions under stock-based compensation plans maintained by the Company for non-employee directors.

                                    ANNEX II

                     MILLER, JOHNSON & KUEHN, INCORPORATED

                             INVESTMENT SECURITIES

February 23, 1998

Board of Directors

Environment One Corporation

2773 Balltown Road

Niskayuna, NY 12309-1090

Members of the Board,

    You have requested our opinion as to whether the consideration to be received by the shareholders of the Company pursuant to the acquisition (the "Transaction") of all the issued and outstanding shares of capital stock of Environment One Corp. (the "Company") on a fully diluted basis ("Common Stock") by Precision Castpart Corp. (the "Acquiror") is fair, from a financial point of view.

    We are not opining as to any other transactions or contractual arrangements previously entered into, or to be entered into (whether or not in connection with the Transaction) between the Company, or its Board of Directors or management, on the one hand, and the Acquiror (or any of its affiliates) or any other person, on the other, including without limitation, any agreements entered into and the payments made in connection therewith. Additionally, our opinion relates solely to whether the consideration is fair, from a financial point of view, to the shareholders of the Company and we have not been requested to opine to, and this opinion does not in any manner address, the Company's underlying decision to proceed with or effect the Transaction.

    We understand that (i) the purchase price per share to be paid by the Acquiror for the Common Stock will be $15.25 in cash; (ii) the aggregate consideration to be received by the shareholders of the Company in connection with the Transaction is $72,014,297, and; (iii) the Acquiror will attempt to purchase the Common Stock from the shareholders of the Company after announcing a tender offer to the shareholders for the consideration mentioned in (i) above.

    As a customary part of our investment banking business, we are engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. For our services in rendering this opinion, the Company will pay us a fee and indemnify us against certain liabilities. We have never managed a public offering of stock for either the Company or the Acquiror, have not acted as a financial advisor in the Transaction for either the Company or the Acquiror, do not provide research coverage on the Company or the Acquiror and, in the ordinary course of our business, do not make a market in the stock of either the Company or the Acquiror.

    In arriving at our opinion, we have undertaken such review, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. As the Transaction is to provide the shareholders of the Company with cash and not securities of any kind from the Acquiror, we have limited our evaluation to a review of the business and financial condition of the Company. Among other things, we have reviewed, but have not limited our review to: (i) the Letter of Intent, dated January 21, 1998, signed by both the Company and the Acquiror;
(ii) a draft of the Agreement and Plan of Merger dated February 22, 1998, between the Acquiror and the Company, which we assume will conform in all substantive respects to the definitive executed agreement; (iii) the Descriptive Memorandum dated November 1997 provided by The

Nassau Group, Inc. (the "Memorandum") and; (iv) the Project Pump Status Report, dated December 16, 1997, provided by The Nassau Group, Inc. In addition we have
(i) conducted interviews with management of the Company; (ii) toured its facilities; (iii) reviewed and discussed with Company management the three year financial projections included in the Memorandum, which, on our request, has been augmented by the Company to include a balance sheet and statement of cash flows; (iv) reviewed financial and other publicly available information with respect to the Company including annual reports, Forms 10-KSB and 10-QSB and proxy statements; (v) consulted government and industry economic statistics that could have a direct bearing on the company; and (vi) examined securities data on comparable mergers and acquisitions of similar public companies, to the extent available.

    In conducting our analysis and arriving at the opinion contained herein, (i) we have relied upon and assumed the accuracy and completeness of the financial and other information (including the financial statements and projections of the Company) provided to us and prepared by The Nassau Group, Inc. and the Company's senior management and their representations relating thereto, and we have not independently verified any such information or representations; (ii) with respect to the Company's projections, budgets and current estimates, we have assumed based upon representations of the Company's senior management that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the expected future performance of the Company; (iii) we have relied upon and assumed the accuracy and completeness of the information provided by, and the representations of, the Company's senior management in respect of which our understandings set forth on this opinion are based (including, without limitation, the representations of the Company's senior management that the final terms and conditions of the operative documents referred to in the preceding paragraph will, in all material respects, reflect the terms and conditions set forth in the drafts of such documents that were provided to us);
(iv) we do not assume any responsibility for the information or current estimates provided to us and we have further relied upon the assurance of the Company's senior management that they are unaware of any facts that would make the information provided to us incomplete or misleading; (v) we have not performed or obtained any independent appraisals or valuations of specific assets of the Company and we express no opinion as to its liquidation value;
(vi) our analysis is necessarily based on economic, monetary, market and other conditions existing and which can be evaluated as of the date of our opinion; however such conditions are subject to rapid and unpredictable change; and (vii) we have not been authorized by the Company or the Board to solicit, nor have we solicited, offers for transactions alternative to the Transaction, nor have we been asked to advise the Company or the Board as to financial alternatives to the Transaction.

    Finally, in rendering our opinion, we have considered the current price per share of the Company's Common Stock and current market conditions. We have also examined the trading volume and liquidity of the Company's Common Stock and its current price per share in historical context of the last four years.

    This opinion in intended solely for the benefit and use of the Board as one element in its consideration of the proposed Transaction. This opinion is not to be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner, or for any purpose, without our prior written consent.

    Based upon and subject to the foregoing, and upon such other factors as we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company pursuant to the Transaction is fair, from a financial point of view, to the shareholders of the Company.

                                          Very truly yours,

                                          Miller, Johnson & Kuehn, Inc.

                                      II-2